Exhibit 12.1
JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Earnings:
(Loss) income before income taxes	$68	$297	$18	$743
Less: Capitalized interest	(2)	(3)	(7)	(7)
Add:
Fixed charges	47	48	132	144
Amortization of capitalized interest	1	1	4	4
Adjusted (loss) earnings(2)	$114	$343	$147	$884
Fixed charges:
Interest expense	$22	$22	$64	$69
Amortization of debt costs	1	1	3	3
Rent expense representative of interest	24	25	65	72
Total fixed charges	$47	$48	$132	$144
Ratio of (losses) earnings to fixed charges(1)(2)	2.43	7.20	1.11	6.13

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(1) All ratios shown in the above table have been calculated using unrounded numbers.
(2) Prior period results recasted to reflect the adoption of ASC 606 Revenue from Contracts with Customers.